Filed Pursuant to Rule 424(b)(3)
Registration No. 333-110639

Prospectus

5,000,000 Shares

MIDWEST AIR GROUP, INC.

COMMON STOCK

_________________

        This prospectus relates to the 5,000,000 shares of our common stock into which our $25,000,000 6.75 % convertible senior secured notes due October 1, 2008 are convertible. This prospectus also covers any additional shares of common stock that may become issuable upon any anti-dilution adjustment pursuant to the terms of the convertible senior secured notes.

        We are registering these shares of our common stock for resale by the selling shareholders named in this prospectus, or their transferees, pledgees, donees or successors. On November 25, 2003, we completed the sale of $25,000,000 in convertible senior secured notes, with certain of our subsidiaries as co-borrowers, to the selling shareholders.

        We will not receive any proceeds from the sale of these shares, although we have paid the expenses of preparing this prospectus and the related registration statement.

        These shares are being registered to permit the selling shareholders to sell shares from time to time in the public market, in amounts, at prices and on terms determined at the time of offering. The selling shareholders may sell this common stock through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section entitled “Plan of Distribution” beginning on page 11.

_________________

        Before purchasing any of the shares covered by this prospectus, carefully read and consider the risk factors in the section entitled “Risk Factors” beginning on page 2.

_________________

        Our common stock is traded on the New York Stock Exchange under the symbol “MEH.” On April 5, 2004, the last reported sales price of our common stock was $4.70 per share.

        Our principal executive offices are located at 6744 South Howell Avenue, Oak Creek, Wisconsin 53154, and our telephone number at that address is (414) 570-4000.

_________________

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the sale of the common stock or determined that the information in this prospectus is accurate and complete. It is illegal for any person to tell you otherwise.

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        The date of this prospectus is May 20, 2004.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-110639

TABLE OF CONTENTS

Prospectus Summary	1	Plan of Distribution	11
Risk Factors	2	Where You Can Find More Information	13
Forward-Looking Statements	7	Incorporation Of Certain Documents By Reference	13
Use of Proceeds	8
Selling Shareholders	8

        This prospectus is a part of the registration statement that we filed with the Securities and Exchange Commission. The selling shareholders named in this prospectus may from time to time sell the securities described in this prospectus.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The common stock is not being offered in any jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock.

        We have registered the following trademarks, which are used in this prospectus: “Midwest Airlines,” “Skyway Airlines” and “Midwest Connect.” In this prospectus, we use the terms “company,” “we,” “us” and “our” to refer to Midwest Air Group, Inc. In this prospectus “Midwest” or “Midwest Airlines” refer to Midwest Airlines, Inc., and “Midwest Connect” or “Skyway” refer to Skyway Airlines, Inc.

-i-

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-110639

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. For a more complete understanding of us and this offering of our common stock, we encourage you to read this prospectus in its entirety and our consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus or that we incorporate in this prospectus by reference.

Company	We are a holding company. Our principal subsidiary is Midwest
Airlines, Inc. Midwest Airlines operates a passenger jet airline that serves major destinations throughout the United States from Milwaukee,
Wisconsin, and Kansas City, Missouri. Skyway Airlines, Inc., doing business as Midwest Connect, is a wholly owned subsidiary of Midwest
Airlines. Skyway Airlines serves as our regional airline.
We currently have three principal product offerings: (1) Midwest
Airlines Signature Service, which is Midwest Airlines' traditional product, a single-class, premium service passenger jet airline that caters to business travelers and serves 15 major destinations in the
United States from bases of operations in Milwaukee, Wisconsin, and
Kansas City, Missouri. (2) In August 2003, we introduced our new low-fare Midwest Airlines Saver Service to high-volume,
leisure-oriented destinations out of Milwaukee. (3) Midwest Connect builds feeder traffic and provides regional scheduled passenger service to cities primarily in the Midwest.
Our principal executive offices are located at 6744 South Howell
Avenue, Oak Creek, Wisconsin 53154-1402, and our telephone number is
(414) 570-4000. Our web site is www.midwestairlines.com. Information contained on our web site is not incorporated by reference into this prospectus, and you should not consider information on our web site as part of this prospectus.
6.75 % convertible senior secured notes	On November 25, 2003, we completed the sale of $25,000,000 in convertible senior secured notes, with certain of our subsidiaries as co-borrowers, to the selling shareholders. We are registering the
5,000,000 shares into which the convertible senior secured notes are convertible.
Common stock registered	5,000,000 shares
Common stock outstanding as of March 5, 2004	17,406,601 shares (this does not include the 5,000,000 shares being registered)
Use of proceeds	We will not receive any proceeds upon the sale of our common stock offered in this prospectus.
New York Stock Exchange symbol	MEH

RISK FACTORS

        You should carefully consider the risk factors discussed below (such risk factors may from time to time be amended, supplemented or superseded by other filings that we make with the Securities and Exchange Commission in the future) and the risk factors discussed in any other documents that we incorporate by reference into this prospectus (such risk factors may from time to time be amended, supplemented or superseded by other filings that we make with the SEC in the future). The risks and uncertainties described below are not only the only ones that we face. Additional risks and uncertainties not presently known or that we currently believe to be immaterial may also adversely affect us.

Risks Related to Us and to the Commercial Airline Industry

Business may be harmed if we cannot benefit from premium pricing.

        The reduction in the demand for air travel, particularly business travel, and the growing use of travel substitutes such as audio, video and Web conferencing have affected fares throughout the airline industry. Greater cost sensitivity on the part of travelers, especially business travelers, and increasing competition from low-cost carriers have reduced pricing power among airlines. At the same time, the increase in pricing transparency resulting from the use of the Internet has enabled cost-conscious customers to more easily obtain the lowest fare on any given route. In addition, we must now compete with carriers that are reorganizing or have reorganized under the protection of Chapter 11 of the United States Bankruptcy Code. Historically, air carriers involved in Chapter 11 reorganizations have undertaken substantial fare discounting to maintain cash flows and enhance customer loyalty. There can be no assurance that attempts to increase fares will be successful. Our business strategy involves premium pricing on Signature Service routes, and it is possible that premium pricing in the airline industry will not recover. If premium pricing does not recover, then our business and financial results would suffer.

Customer loyalty may be affected due to diminishing product differentiation.

        Our business strategy includes a premium travel experience at fares that cater to business and leisure travelers. We seek to differentiate ourselves through better customer service throughout the customer’s travel experience. Due to the current state of the airline industry in general, and our current state, we have been forced to reduce or suspend some of the amenities that helped us achieve differentiation. For example, complimentary inflight meal service has been reduced to beverages, snacks and cookies, with buy-onboard dining service. Given these changes, there can be no assurance that customers will perceive any differentiation from other airlines and remain loyal to us. Any loss of customers due to diminishing product differentiation could harm business.

The September 11, 2001 terrorist attacks seriously harmed business and may further harm it in the future.

        The terrorist attacks of September 11, 2001 materially impacted and continue to impact the airline industry. Concerns about further terrorist attacks have had a negative impact on air travel demand. In addition, security procedures introduced at airports since the attacks have increased – both in reality and in customer perception – the inconvenience of air travel, leading to further reduction in demand.

Increased competition could harm business.

        Midwest Airlines competes with other air carriers on all routes that it serves. Many of Midwest Airlines’ competitors have elaborate route structures that transport passengers to their hub airports, permitting them to compete in Midwest Airlines’ markets by offering multiple routings. In some markets, Midwest Airlines and Midwest Connect also compete against ground transportation.

        As a result of the introduction of Saver Service, Midwest Airlines expects it will compete with other low-fare carriers in ways that are different from its Signature Service. Among other things, it will compete more clearly on the basis of fare levels. There is no assurance it will be able to compete successfully on these bases.

There are risks associated with Midwest Airlines’ ongoing purchases of Boeing 717 aircraft.

        Midwest Airlines currently has a firm purchase order for 25 Boeing 717 aircraft and options to purchase up to 25 additional Boeing 717s at pre-negotiated prices. Midwest Airlines took delivery of the first Boeing 717 on February 28, 2003, and 13 more through March 2004. From March 2004 onward, we will take delivery of a Boeing 717 approximately once per quarter until deliveries conclude in October 2006. The new Boeing 717s have replaced Midwest Airlines’ fleet of DC-9s. Among other risks, the acquisition of these aircraft involves the following:

•	The acquisition will significantly affect cost structure by adding higher fixed costs because the Boeing 717 aircraft will have higher ownership costs (i.e., purchase costs and lease payment expenses) than the DC-9 aircraft they are replacing. Midwest Airlines believes that benefits of Boeing 717 aircraft include greater fuel efficiency, lower maintenance costs, improved dispatch reliability, increased aircraft utilization and reduced regulatory compliance costs. Midwest Airlines also believes it will realize higher revenues through increased utilization and because demand for air travel will increase because it is using these aircraft. While Midwest Airlines believes the combined effect of these higher revenues and reduced costs will offset the higher ownership costs, there can be no guarantee that will be the case. Further, it will be relying on benefits that are variable in nature to offset fixed costs. To date, the Boeing 717 program has realized certain benefits, such as higher fuel efficiency. However, it is too early to determine the full effect of the program as the aircraft has been in the fleet less than one year.

•	Midwest Airlines is dependent on Boeing to enable it to acquire the Boeing 717s. Under the terms of the financing agreement with Boeing, Boeing is able to terminate its financing commitment if it deems we have experienced a material adverse change. If Boeing exercises this termination right or is otherwise unwilling or unable to perform its contractual obligations, then Midwest Airlines would have to find another supplier for aircraft. There can be no assurance Midwest Airlines could purchase aircraft in the same time frame as it currently expects or at comparable prices. In addition, if Boeing terminates its relationship with Midwest Airlines, Midwest Airlines would incur substantial transition costs, such as costs associated with employee retraining.

•	Due to the number of Boeing 717 aircraft Midwest Airlines intends to have in its fleet, it would be vulnerable if any design defect or mechanical problem becomes associated with the Boeing 717 aircraft or if there is adverse public perception of these aircraft.

•	If there are not markets in which Midwest Airlines can employ its Boeing 717s, it may have excess aircraft in its fleet.

Increases in fuel costs would harm business.

        Fuel costs constitute a significant portion of our total operating costs. Accordingly, significant increases in fuel costs would harm our financial condition and results of operations. For the year ended December 31, 2003, a one-cent increase in the price per gallon of fuel expense would have increased fuel expenses by $800,000. Historically, fuel costs have been subject to wide price fluctuations based on geopolitical issues and changes in supply and demand. Fuel availability is also subject to periods of market surplus and shortage, and is affected by demand for both home heating oil and gasoline. Because of the effect of these events on the price and availability of fuel, the cost and future availability of fuel cannot be predicted with any degree of certainty. In the event of a fuel supply shortage, higher fuel prices or the curtailment of scheduled service could result. There can be no assurance that increases in the price of fuel can be offset with higher fares or surcharges.

        In addition, although we periodically manage the price risk of fuel by purchasing commodity options that establish ceiling prices and partially protect against significant increases in fuel prices, these options do not protect against ordinary course price increases and are limited in fuel volume and duration. We periodically hedge fuel prices by entering into short-term option cap agreements in an attempt to reduce exposure to substantial jet fuel price fluctuations. There can be no assurance that attempts to manage this risk are sufficient to protect against increases in the price of fuel due to inadequate fuel supplies or otherwise.

Changes in government regulation imposing additional requirements and restrictions on operations could increase operating costs andresult in service delays and disruptions.

        Airlines are subject to extensive regulatory and legal requirements, both domestically and internationally, that involve significant compliance costs. For example, on November 19, 2001, the President signed into law the Aviation and Transportation Security Act, which federalizes substantially all aspects of civil aviation security and requires, among other things, the implementation of security measures, such as the requirement that all passenger bags be screened for explosives. Funding for airline and airport security under the law is primarily provided by a new $2.50 per enplanement ticket tax, with authority granted to the Transportation Security Administration to impose additional fees on air carriers if necessary to cover additional federal aviation security costs. Implementation of the requirements of the act resulted in increased costs for passengers and us.

        In addition to increased costs, the security measures required to be implemented under the Aviation Security Act, as well as additional security measures that the Federal Aviation Administration has implemented, have resulted in a longer check-in process for passengers and caused delays and disruptions in airline service, resulting in customer frustration and reducing demand for airline travel.

        Additional laws, regulations, taxes, and airport rates and charges have been proposed periodically that could significantly increase the cost of airline operations or reduce demand for air travel. If adopted, these measures could have the effect of raising ticket prices, reducing revenue and increasing costs. There can be no assurance that these and other laws or regulations enacted in the future will not harm business.

An unfavorable resolution of our exemption from Wisconsin ad valorem property taxes could harm the business.

        On November 7, 2003, a Dane County, Wisconsin, circuit court, in an action brought by Northwest Airlines, Inc., declared invalid the Wisconsin statute that provides the hub airline exemption from Wisconsin ad valorem property taxes. Savings to us from the exemption have been approximately $2.0 million annually. However, we estimate savings could be as high as $7.0 million annually by 2010. We are working with the State of Wisconsin on an appeal or other action to reduce or eliminate the potential effect of the decision. We believe there will be no retroactive impact of the decision.

We may be unable to compete effectively against airlines with greater financial resources or lower operating costs.

        The airline industry is characterized generally by low profit margins and high fixed costs, primarily for personnel, debt service and rent. The expenses of an aircraft flight do not vary significantly with the number of passengers carried, and as a result, a relatively small change in the number of passengers or in pricing could have a disproportionate effect on an airline’s operating and financial results.

        In addition, the airline industry is highly competitive and particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats. We currently compete with other airlines on most of our routes. Many of these airlines are larger and have significantly greater financial resources and name recognition or lower operating costs.

The airline industry tends to experience adverse financial results during general economic downturns.

        Since a substantial portion of air travel is discretionary, the industry tends to experience adverse financial results during general economic downturns. The airline industry has been experiencing a decline in passenger traffic, particularly traffic by business travelers, due to slower general economic conditions. Soft economic conditions continue to put pressure on the profitability of the industry. Any general decline in passenger traffic may harm our business. Any decline in traffic by business travelers may have a greater impact on us than on many of our competitors because we believe a greater percentage of our passengers are business travelers.

Our business is heavily dependent on the Milwaukee market, and a reduction in demand for air travel in this market could harm business.

        A substantial percentage of our flights have Milwaukee as their origin or destination. As a result, we remain largely dependent on the Milwaukee market, and a reduction in its share of the Milwaukee market or reduced passenger traffic to or from Milwaukee could have a material adverse effect on business.

Our indebtedness could adversely affect our financial health.

        Our indebtedness could have important consequences, including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	requiring that a portion of cash flow from operations be used for the payment of interest on debt, thereby reducing the ability to use cash flow to fund working capital, capital expenditures and general corporate requirements;

•	limiting the ability to obtain additional financing to fund future working capital, capital expenditures and general corporate requirements;

•	limiting flexibility to plan for or react to changes in business and the airline industry; and

•	placing us at a competitive disadvantage to our competitors who have less indebtedness.

Risks Related to Our Common Stock

Exercise of warrants and options, and conversion of notes, will dilute the ownership interest of existing shareholders.

        The shares issuable upon the exercise of warrants we have issued to our aircraft lessors and lenders, the shares issuable upon exercise of the options that we have agreed to issue to our employees, pursuant to our all-employee stock option plan, and the shares of common stock issuable upon conversion of our $25,000,000 6.75 % convertible senior secured notes due October 1, 2008 will dilute the ownership interests of existing shareholders.

Shares eligible for future sale may cause the market price for our common stock to drop significantly, even if our business is doing well.

        We cannot predict the effect, if any, that future sales of our common stock or the availability of shares for future sale will have on the market price of our common stock from time to time. Shares issuable upon exercise of warrants we have issued to our aircraft lessors and lenders, shares issuable to our employees upon exercise of our employee options, shares issuable upon exercise of our convertible senior secured notes or other shares of our common stock that we issue in the future may become available for resale in the public market from time to time, and the market price of shares of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. In addition, the existence of the warrants, options and convertible senior secured notes may encourage short selling by market participants.

Our common stock could be delisted by the New York Stock Exchange if we do not comply with its continued listing standards.

        Our common stock is listed on the New York Stock Exchange, or NYSE. One of the NYSE’s continued listing standards requires an average total market capitalization of publicly tradeable shares for each trading-day over a consecutive 30 trading-day period of not less than $50 million and average shareholders equity for each trading-day over the same period of not less than $50 million. As of the close of business on April 7, 2004, the aggregate market value of our common stock held by non-affiliates was $75,615,677, and on February 29, 2004 our shareholders’ equity was approximately $117.0 million. Although we are currently in compliance with the NYSE standards, a prolonged reduction in the trading price of our common stock could cause us to fall out of compliance and result in the subsequent delisting of our common stock by the NYSE.

        Delisting of our common stock could cause a reduction in the liquidity of an investment in our common stock. Delisting also could reduce the ability of holders of our common stock to purchase or sell our securities as quickly and inexpensively as they would have been able to do had our common stock remained listed. This lack of liquidity also could make it more difficult for us to raise capital in the future.

If holders of our common stock wish to remove directors or effect a merger, then provisions of our charter and bylaws, RightsAgreement and Wisconsin law may hinder their ability to remove directors or complete a merger.

        Provisions of our charter and bylaws may delay or frustrate the removal of incumbent directors and may prevent or delay a merger, tender offer or proxy contest involving our company that is not approved by our board of directors, even if the events may be beneficial to the interests of shareholders. In addition, in 1996 our board of directors adopted a Rights Agreement, dated February 14, 1996, as amended, between us and American Stock Transfer & Trust Company, that may have anti-takeover effects by delaying, deferring or preventing an unsolicited acquisition proposal, even if the proposal may be beneficial to the interests of shareholders. Further, the Wisconsin Business Corporation Law contains provisions that may have the effect of delaying or making more difficult attempts by others to obtain control of our company without the approval of our board of directors.

FORWARD-LOOKING STATEMENTS

        We make certain statements in this prospectus that we believe are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Act, and we are including this statement for purposes of those safe harbor provisions. In particular, these forward-looking statements may be found in the section of this prospectus entitled “Risk Factors,” and generally include all statements other than statements of historical fact, including statements regarding our future financial position, business strategy, projected revenues and expenses, expected regulatory actions and plans and objectives of management for future operations. We use words such as “may,” “will,” “intend,” “anticipate,” “believe,” or “should” and similar expressions in this prospectus to identify forward-looking statements.

        These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control. These risks, uncertainties and other factors could cause actual results to differ materially from those expressed or implied by those forward-looking statements. Among such risks, uncertainties and other factors that may impact us are those described in “Risk Factors” and the following:

•	our ability to generate sufficient cash flows to meet obligations on a timely basis;

•	uncertainties concerning ongoing financing for operations, including the ability to finance the acquisition of new aircraft;

•	uncertainties related to general economic factors;

•	industry conditions;

•	labor relations;

•	scheduling developments;

•	government regulations, including increased costs for compliance with new or enhanced government regulations;

•	increases in insurance costs;

•	aircraft maintenance and refurbishment schedules;

•	potential delays related to acquired aircraft;

•	increases in fuel costs or the failure of fuel costs to decline;

•	resolution of Wisconsin ad valorem property tax exemption;

•	interest rate fluctuations;

•	increased costs for security-related measures;

•	potential aircraft incidents and other events beyond our control, including traffic congestion and weather conditions; and

•	terrorist attacks or fear of terrorist attacks and other world events, including U.S. military involvement in overseas operations.

        We caution you not to place undue reliance on these forward-looking statements, which we have made as of the date of this prospectus. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in our Securities and Exchange Commission filings. We make no commitment to disclose any revisions to the forward-looking statements as a result of facts, events or circumstances after the date of this report.

USE OF PROCEEDS

        The selling shareholders will receive all of the proceeds from their sale of common stock offered by this prospectus. We will not receive any of the proceeds.

SELLING SHAREHOLDERS

        We offered and sold our convertible senior secured notes to the selling shareholders or their predecessors in a private placement transaction that was exempt from the registration requirements of the Securities Act of 1933, as amended. We are registering, pursuant to the registration statement of which this prospectus is a part, all 5,000,000 shares of our common stock into which the convertible senior secured notes are convertible on behalf of the selling shareholders named in the table below (including their donees, pledgees, transferees or other successors-in-interest who receive any of the shares covered by this prospectus). We are registering the shares to permit the selling shareholders to offer these shares for resale from time to time. The selling shareholders may sell all, some or none of the shares covered by this prospectus. All information with respect to beneficial ownership has been furnished to us by the respective selling shareholders. For more information, see “Plan of Distribution.” None of the selling shareholders has had any material relationship with us within the past three years other than as a result of the ownership of shares of our common stock.

        The table below lists the selling shareholders and information regarding their ownership of common stock as of May 17, 2004:

SELLING SHAREHOLDER	NUMBER OF SHARES OWNED PRIOR TO THIS OFFERING (1)	NUMBER OF SHARES BEING OFFERED HEREBY (1)	SHARES OWNED AFTER OFFERING (2)
			NUMBER	PERCENTAGE (3)
Alpha Q Trust (4)	6,000	6,000	0	*
BJC Health Care Services - Group Pension	76,600	76,600	0	*
Trust (4)
BJC Health Care Services - Master	179,000	179,000	0	*
Custodial Trust (4)
City of Boston (4)	14,400	14,400	0	*
Flossmoor Q Trust (4)	4,000	4,000	0	*
Genesis Healthcare System Pension Plan (4)	7,600	7,600	0	*

Hatfield Quality Meats Employees' Profit	12,400	12,400	0	*
Sharing and Cash Deferral Plan (4)
Irving J. Levin Living Trust Small Cap	4,400	4,400	0	*
Value (4)
MEMC Pension Plan (4)	28,000	28,000	0	*
Michael P. Krasny Revocable Trust (4)	10,600	10,600	0	*
State Street Bank and Trust Company as	285,400	285,400	0	*
Trustee of the Northwest Airlines, Inc.
Master Trust for Qualified Defined
Contribution Plans (4)
Public Service Company of New Mexico	65,600	65,600	0	*
Employees' Retirement Plan Trust (4)
SF Capital Partners Ltd.	3,175,000	3,000,000	175,000	1.0
The Manhattan and Bronx Surface Transit	35,400	35,400	0	*
Operating Authority Pension Plan (4)
The Masonic Home of Virginia (4)(5)	11,600	11,600	0	*
Univar USA Inc. (4)(6)	12,000	12,000	0	*
Deutsche Bank AG London	800,000	800,000	0	*
William Blair Value Discovery Fund (4)	431,400	431,400	0	*
Williams & Connolly LLP Employee Benefit	15,600	15,600	0	*
Plans (4)(7)

* 0%.

(1)	Assumes that prior to this offering the shareholder converts all of the convertible senior secured notes held by such shareholder at the initial conversion price of $5.00 and offers all of them pursuant to this offering. None of the selling shareholders may convert any portion of their convertible senior secured notes to the extent that, after giving effect to such conversion, the respective selling shareholder (together with the selling shareholder’s affiliates) would beneficially own in excess of 4.99% (subject to waiver by the selling shareholder on not less than 60 days’ notice) or 9.99%, as the case may be for the respective selling shareholder, of the number of shares of common stock outstanding immediately after giving effect to such conversion. The selling shareholders disclaim any beneficial interest in any of our shares in excess of these limitations, as applicable.

This prospectus also covers any additional shares of common stock that become issuable upon any anti-dilution adjustment pursuant to the terms of the convertible senior secured notes and any additional shares of common stock that become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of outstanding shares of our common stock.

(2)	Assumes that the shareholder disposes of all of the shares of common stock covered by this prospectus and does not acquire or dispose of any additional shares of common stock. However, the selling shareholders are not representing that any of the shares covered by this prospectus will be offered for sale, and the selling shareholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares.

(3)	The percentage of common stock beneficially owned is based on the shares of common stock outstanding on May 17, 2004.

(4)	William Blair & Company, L.L.C. is a registered investment adviser that has sole discretionary voting and investment authority over the accounts of its clients to which this footnote applies and the accounts of its clients not listed above. Therefore, William Blair & Company, L.L.C. is deemed to be the beneficial owner of 1,200,000 shares of our common stock prior to the offering and 0 shares of our common stock after the offering, representing 0% of the shares outstanding on November 28, 2003. William Blair & Company, L.L.C. may not convert any portion of the convertible senior secured notes to the extent that, after giving effect to such conversion, William Blair & Company, L.L.C. (together with its affiliates) would beneficially own in excess of 4.99% (subject to waiver on not less than 60 days’ notice) or 9.99%, as the case may be, of the number of shares of common stock outstanding immediately after giving effect to such conversion. William Blair & Company, L.L.C. disclaims any beneficial interest in any of our shares in excess of these limitations, as applicable.

(5)	4,600 of these shares are held for the benefit of The Masonic Home of Virginia in the name of Hare & Co. as custodian.

(6)	4,800 of these shares are held for the benefit of Univar USA Inc. in the name of Cotuitlight & Co. as custodian.

(7)	These shares are held for the benefit of Williams & Connolly LLP Employee Benefit Plans in the name of City National Bank as custodian.

PLAN OF DISTRIBUTION

        We are registering the shares of common stock issuable upon conversion of the convertible senior secured notes to permit the resale of these shares of common stock by the holders of the convertible senior secured notes from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by any selling shareholder of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock, except that a selling shareholder will pay all applicable underwriting discounts and selling commissions, if any.

        Any selling shareholder may sell all or a portion of the common stock beneficially owned by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters or broker-dealers, then the selling shareholder will be responsible for underwriting discounts or commissions or agent’s commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

        (1)        on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

        (2)        in the over-the-counter market,

        (3)        in transactions otherwise than on these exchanges or systems or in the over-the-counter market,

        (4)        through the writing of options, whether the options are listed on an options exchange or otherwise,

        (5)        through the settlement of short sales;

        (6)        through a combination of such methods of sale; or

        (7)        through any other method permitted pursuant to applicable law.

        If a selling shareholder effects such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common stock or otherwise, a selling shareholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. A selling shareholder may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions. Each selling shareholder may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

        Each selling shareholder may pledge or grant a security interest in some or all of the convertible senior secured notes or shares of common stock owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors-in-interest as selling shareholders under this prospectus. Each selling shareholder also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

        Each selling shareholder and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed, to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed that will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from each selling shareholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

        Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

        There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement of which this prospectus forms a part.

        Each selling shareholder and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

        We have agreed to pay all expenses in connection with this offering, but not including underwriting discounts, concessions, commissions or fees of the selling shareholders, estimated to be approximately $65,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling shareholders will be entitled to contribution. We may be indemnified by a selling shareholder against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the registration rights agreement, or we may be entitled to contribution.

        Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended. In accordance with the Exchange Act, we file reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy these reports, proxy statements and other information at the Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549-0102, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Securities and Exchange Commission filings are also available on the Securities and Exchange Commission’s web site. The address of this site is http://www.sec.gov.

        We have filed with the Securities and Exchange Commission a post-effective amendment on Form S-3 to our registration statement (which term includes all amendments, exhibits and schedules thereto) on Form S-1 (Registration No. 333-110639) under the Securities Act of 1933, as amended, with respect to the shares offered by this prospectus. This prospectus is part of that post-effective amendment and, as allowed by Securities and Exchange Commissions rules, does not contain all the information set forth in the post-effective amendment and the exhibits to the post-effective amendment. The post-effective amendment may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549-0102 and is available to you on the Securities and Exchange Commission’s web site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The Securities and Exchange Commission allows us to incorporate by reference into this prospectus the information we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the sale of all of the shares of common stock that are part of this offering. The documents we are incorporating by reference are as follows:

–	our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

–	all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2003;

–	the description of our common stock contained in Item 4 of our Registration Statement on Form 8-B filed on May 2, 1996 and any amendments or reports filed for the purpose of updating such description; and

–	the description of our preferred share purchase rights contained in Item 1 of our Preferred Share Purchase Rights Registration Statement on Form 8-A filed on February 15, 1996 and any amendments or reports filed for the purpose of updating such description.

all documents that we file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act subsequent to the date of this registration statement and prior to the filing of a post-effective amendment to this registration statement that indicates that all securities offered under this prospectus have been sold, or that deregisters all securities then remaining unsold, will be deemed to be incorporated in this registration statement by reference and to be a part hereof from the date of filing of such documents.

Any statement contained in a document we incorporate by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the Securities and Exchange Commission and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

        You may request a copy of these filings at no cost (other than exhibits unless such exhibits are specifically incorporated by reference) by writing or telephoning us at the following address and telephone number:

Midwest Air Group, Inc.
6744 South Howell Avenue
Oak Creek, Wisconsin 53154
(414) 570-4073
Attention: Sonya Martinez

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